Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of             Aldwych House                Tel:  +44 20 7611 8960
Stolt-Nielsen S.A           71-91 Aldwych                Fax:  +44 20 7611 8965
                            London WC2B 4HN              www.stolt-nielsen.com
                            United Kingdom


NEWS RELEASE

                                               Contacts:  Reid Gearhart
                                                          USA 1 212 922 0900
                                                          rgearhart@dgi-nyc.com

                                                          Valerie Lyon
                                                          UK 44 20 7611 8904
                                                          vlyon@stolt.com

                      Stolt-Nielsen S.A. Delays Bond Issue;
                         Comments on Recent Media Report

London, England - April 5, 2004 - Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock
Exchange: SNI) said today that it has delayed its previously announced plan to issue a new five-year senior unsecured bond loan. The Company said it intends to resume marketing efforts after the Norwegian Easter holidays and following the release of the Company's first-quarter earnings.

Commenting on a recent media report on the Company's potential liabilities relating to the ongoing antitrust investigations and litigation, the Company said that estimates published were not developed or authorized by SNSA. The Company added that it has not provided any such analysis or quantification to the managers of the proposed bond loan, nor has it authorized anyone else to do so.

Regarding the published report of possible asset sales and valuations, the Company acknowledges that as part of its recent financial restructuring process it considered the sale of various assets. The Company however cautions that there may not be any such asset sales and furthermore if there are any, the valuations suggested in recent published reports may not serve as a reliable guide to valuations that can be achieved in any such asset sales.

Any bonds that are offered will be offered outside the United States pursuant to Regulation S under the Securities Act of 1933. The bonds will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act of 1933.

This press release does not constitute an offer to sell nor a solicitation of any offer to buy any security, nor shall there be any offer, solicitation or sale of any security in any jurisdiction in which such offering would be unlawful.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 41 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.
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Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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